EXHIBIT 99.1

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TELEWEST COMMUNICATIONS PLC

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US GAAP FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS WITH RESPECT TO THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2003.











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TELEWEST COMMUNICATIONS PLC

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                      PART I: US GAAP FINANCIAL STATEMENTS

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

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                                                         3 MONTHS  3 MONTHS     3 MONTHS    6 MONTHS     6 MONTHS     6 MONTHS
                                                            ENDED     ENDED        ENDED       ENDED        ENDED        ENDED
                                                         JUNE 30,  JUNE 30,     JUNE 30,    JUNE 30,     JUNE 30,     JUNE 30,
                                                             2003      2003         2002        2003         2003         2002

                                                                        (IN MILLIONS, EXCEPT PER SHARE DATA)
                                                         (note 2)                           (note 2)
------------------------------------------------------------------------------------------------------------------------------------
REVENUE
  Cable television                                      $  131(pound) 79(pound)   88        $   261(pound)    158(pound)   173
  Consumer telephony                                       198       120         125            392           237          251
  Internet and other                                        48        29          18             91            55           34
                                                       -----------------------------------------------------------------------------
TOTAL  CONSUMER DIVISION                                   377       228         231            744           450          458
  Business Services Division                               114        69          77            230           139          143
                                                       -----------------------------------------------------------------------------
TOTAL CABLE DIVISION                                       491       297         308            974           589          601
  Content Division                                          43        26          26             87            53           52
                                                       -----------------------------------------------------------------------------
TOTAL REVENUE                                              534       323         334          1,061           642          653
                                                       -----------------------------------------------------------------------------
OPERATING COSTS AND EXPENSES
  Consumer programming expenses (including(pound)8m
  in 2003 and 2002, respectively, to related parties)       49        30          32            102            62           65
  Business and consumer  telephony expenses                 81        49          58            165           100          113
  Content expenses                                          30        18          15             58            35           31
  Depreciation                                             169       102         129            327           198          246
                                                       -----------------------------------------------------------------------------
  Cost of sales                                            329       199         234            652           395          455
  Selling, general, and administrative expenses            200       121         129            400           242          258
                                                       -----------------------------------------------------------------------------
                                                           529       320         363          1,052           637          713
                                                       -----------------------------------------------------------------------------
-
                                                       -----------------------------------------------------------------------------
OPERATING PROFIT/(LOSS)                                      5         3         (29)             9             5          (60)
                                                       -----------------------------------------------------------------------------

OTHER INCOME / (EXPENSE)
  Interest income (including(pound)5m and(pound)6m in
  2003 and 2002, respectively, from related parties)        10         6           7             20            12            7
  Interest expense (including amortization of debt        (197)     (119)       (131)          (403)         (244)        (252)
discount)
  Foreign exchange gains, net                              193       117          63            114            69           84
  Share of net (losses)/profits of affiliates                -         -          (5)             3             2           (1)
  Other,  net                                                -         -          34             (2)           (1)          34
                                                       -----------------------------------------------------------------------------
PROFIT/(LOSS) BEFORE INCOME TAXES                           11         7         (61)          (259)         (157)        (188)

  Income tax benefit                                         2         1           2              3             2            4

                                                       -----------------------------------------------------------------------------
NET PROFIT/(LOSS) FOR THE PERIOD                         $  13(pound)  8(pound)  (59)         $(256)(pound)  (155)(pound) (184)
                                                       =============================================================================

BASIC AND DILUTED PROFIT/(LOSS) PER ORDINARY SHARE      $  0.00     0.00(pound)(0.02)(pound) $(0.09)        (0.05)(pound)(0.06)pound

Weighted average number of ordinary shares - basic and
  diluted - (millions)                                       -     2,874        2,873           -            2,874        2,873



See accompanying notes to the unaudited condensed consolidated financial statements.


                                       1
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TELEWEST COMMUNICATIONS PLC
US GAAP UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
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UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

---------------------------------------------------------------------------------------------------------------------------
                                                                                    JUNE  30,      JUNE 30,      DEC.  31,
                                                                                         2003          2003           2002
                                                                                           $M      (POUND)M       (POUND)M
                                                                                     (note 2)                      AUDITED
---------------------------------------------------------------------------------------------------------------------------
ASSETS
 Cash and cash equivalents                                                                669           405            390
 Secured cash deposits restricted for more than one year                                   20            12             12
 Trade receivables (net of allowance for doubtful accounts of(pound)15m in
 2003 and(pound)12m in 2002)                                                              177           107            120
 Other receivables                                                                         70            42             68
 Prepaid expenses                                                                          67            41             27
                                                                                -------------------------------------------
Total current assets                                                                    1,003           607            617
 Investments in affiliates, accounted for under the equity method,
  and related receivables                                                                 603           365            376
 Property and equipment (less accumulated depreciation of(pound)
  3,394m in 2003 and (pound)3,196m in 2002)                                             4,137         2,503          2,598
 Goodwill (less accumulated amortization of(pound)2,593m in 2003 and 2002)                739           447            447
 Inventory                                                                                 65            39             28
 Other assets (less accumulated amortization of(pound)63m in 2003
  and(pound)58m in 2002)                                                                   56            34             40
                                                                                -------------------------------------------
TOTAL ASSETS                                                                            6,603         3,995          4,106
                                                                                ===========================================

LIABILITIES AND SHAREHOLDERS' EQUITY
 Accounts payable                                                                         208           126            110
 Other liabilities                                                                        969           586            520
 Deferred income                                                                          192           116            111
 Debt repayable within one year                                                         7,610         4,604          3,652
                                                                                -------------------------------------------
Total current liabilities                                                               8,979         5,432          4,393
 Deferred tax                                                                             137            83             85
 Debt                                                                                   1,352           818          1,798
 Capital lease obligations                                                                307           186            204

                                                                                -------------------------------------------
TOTAL LIABILITIES                                                                      10,775         6,519          6,480
                                                                                -------------------------------------------

                                                                                -------------------------------------------
MINORITY INTERESTS                                                                        (2)           (1)            (1)
                                                                                -------------------------------------------

SHAREHOLDERS' EQUITY
 Ordinary shares, 10 pence par value;
   4,300 million authorized and 2,874 million shares issued and outstanding              474           287            287
 Limited voting convertible ordinary shares, 10 pence par value;
   300 million shares authorized and 82 million shares issued and                         13             8              8
outstanding
 Additional paid-in capital                                                            6,980         4,223          4,223
 Accumulated deficit                                                                 (11,627)       (7,035)        (6,880)
 Accumulated other comprehensive income                                                  (10)           (6)           (11)
                                                                                -------------------------------------------
TOTAL SHAREHOLDERS' DEFICIT                                                           (4,170)       (2,523)        (2,373)
                                                                                -------------------------------------------

                                                                                -------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                                            6,603         3,995          4,106
                                                                                ===========================================


See accompanying notes to the unaudited condensed consolidated financial statements.



                                       2
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TELEWEST COMMUNICATIONS PLC
US GAAP UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
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UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

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                                                                                                 6 MONTHS     6 MONTHS     6 MONTHS
                                                                                                    ENDED        ENDED        ENDED
                                                                                                 JUNE 30,     JUNE 30,     JUNE 30,
                                                                                                     2003         2003         2002
                                                                                                       $M     (POUND)M     (POUND)M
                                                                                                 (note 2)
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING AVTIVITIES
NET LOSS                                                                                            (256)        (155)        (184)
Adjustments to reconcile net loss to net cash (used in)/provided by operating activities
   Depreciation                                                                                      327          198          246
   Amortization of deferred financing costs and issue discount on Senior Discount Debentures          91           55           55
   Deferred tax credit                                                                                (3)          (2)          (4)
   Unrealized gains on foreign currency translation                                                 (114)         (69)         (84)
   Accrued share-based compensation (credit)/cost                                                      -            -           (1)
   Share of net (profits)/losses of affiliates                                                        (3)          (2)           1
   Loss on disposal of other assets (net)                                                              2            1            -

Changes in operating assets and liabilities :
   Change in receivables                                                                              53           32           (5)
   Change in prepaid expenses                                                                        (23)         (14)          18
   Change in other assets                                                                            (20)         (12)           7
   Change in accounts payable                                                                         26           16          (39)
   Change in other liabilities                                                                       145           88          (23)

                                                                                                ------------------------------------
NET CASH PROVIDED BY/(USED IN) OPERATING ACTIVITIES                                                  225          136          (13)
                                                                                                ------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Cash paid for property and equipment                                                             (182)        (110)        (263)
   Repayment of loans made to joint ventures                                                          20           12           10
   Disposal of subsidiaries                                                                            -            -           10
   Disposal of affiliate                                                                              10            6           14

                                                                                                ------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                                               (152)         (92)        (229)
                                                                                                ------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Net proceeds from borrowings under existing credit facilities                                       -            -          480
   Net proceeds from disposal of forward contracts                                                     -            -          105
   Repayment of other borrowings                                                                       -            -           (3)
   Release of restricted deposit                                                                       -            -            8
   Capital element of vendor finance and finance lease repayments                                    (48)         (29)         (21)

                                                                                                ------------------------------------
NET CASH (USED IN)/PROVIDED BY FINANCING ACTIVITIES                                                  (48)         (29)         569
                                                                                                ------------------------------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                                             25           15          327

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                                     644          390           14

                                                                                                ------------------------------------
CASH AND CASH EQUIVALENTS AT THE END OF PERIOD                                                       669          405          341
                                                                                                ====================================


See accompanying notes to the unaudited condensed consolidated financial statements


                                       3
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TELEWEST COMMUNICATIONS PLC
US GAAP UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
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UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT AND
COMPREHENSIVE LOSS

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                                              ORDINARY     LIMITED   ADDITIONAL             OTHER     ACCUMULATED     TOTAL
                                                  SHARES    VOTING      PAID-IN     COMPREHENSIVE         DEFICIT
                                                            SHARES      CAPITAL            INCOME
                                                (POUND)M  (POUND)M     (POUND)M          (POUND)M        (POUND)M  (POUND)M
                                                                                         (note 6)
----------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2002                         287         8        4,223              (11)         (6,880)   (2,373)
                                              ------------------------------------------------------------------------------

 Net loss for the period                               -         -            -                 -           (155)     (155)
 Current period increases in fair value                -         -            -                 5              -         5
 of derivative instruments
                                              ------------------------------------------------------------------------------
TOTAL COMPREHENSIVE INCOME                             -         -            -                 5           (155)     (150)
                                              ------------------------------------------------------------------------------

                                              ------------------------------------------------------------------------------
BALANCE AT JUNE 30, 2003                             287         8        4,223               (6)         (7,035)   (2,523)
                                              ==============================================================================


See accompanying notes to the unaudited condensed consolidated financial statements.

                                       4
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TELEWEST COMMUNICATIONS PLC
US GAAP UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.         PRINCIPAL ACTIVITIES

      The principal activities of Telewest Communications plc and its consolidated subsidiaries (`Telewest', the `Company, `we', `our', and `us') are the provision of voice, video, data and internet services across multiple platforms and the supply of content and services to the United Kingdom (`UK') pay-television broadcasting market.

2.         BASIS OF PRESENTATION

      The unaudited, condensed consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (`US GAAP'). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         The condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission (`SEC') on June 30, 2003 (the `20-F'). In the opinion of the Company's management, the accompanying unaudited condensed consolidated financial statements have been prepared on a basis substantially consistent with the audited financial statements and contain adjustments, all of which are of a normal recurring nature to present fairly its financial position as of June 30, 2003 and its results of operations and cash flows for the three and six-month periods ended June 30, 2003 and 2002. Interim results are not necessarily indicative of results for the financial year.

         The economic environment in which Telewest operates is the UK, and hence its reporting currency is sterling ((pound)). Certain financial information as of and for the three and six-month periods ended June 30, 2003 has been translated into US dollars ($), with such US dollar amounts being unaudited and presented solely for the convenience of the reader, at the rate of $1.6529 = (pound)1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on Monday June 30, 2003. The presentation of the US dollar amounts should not be construed as a representation that the sterling amounts could be so converted into US dollars at the rate indicated or at any other rate.

         The unaudited, condensed consolidated financial statements include the accounts of the Company and those of its majority-owned subsidiaries (the `Group'). All significant inter-company accounts have been eliminated upon consolidation.

         These financial statements have been prepared on a going concern basis and do not include any adjustments that would arise as a result of the going concern basis of preparation being inappropriate. As previously announced, the Company is in discussions with its bondholders and other major stakeholders with regard to a Financial Restructuring (see below) of its balance sheet as the directors consider that the Company will not be able to meet all of its debts as they fall due. However, the Board of Directors has confidence in the successful conclusion of the Financial Restructuring (and any required amendments to our senior secured bank facility (the `Senior Secured Facility') and, together with and on the basis of cash flow information that they have prepared, the directors consider the Group will continue to operate as a going concern for a period of at least 12 months from July 31, 2003, the date of issuance of our Interim Report for 2003. Any restructuring will require the approval of our bankers and various stakeholders. Inherently, there can be no certainty in relation to any of these matters.

3.       FINANCIAL RESTRUCTURING

       On September 30, 2002 we announced that we had reached a non-binding preliminary agreement relating to a restructuring of our balance sheet with an ad hoc committee of our bondholders (the `Bondholder Committee'). That agreement provided for the cancellation of all outstanding notes and debentures (the `Notes') (approximately (pound)3.5 billion) and certain other unsecured foreign exchange hedge contracts (the `Hedge Contracts') (approximately (pound)33 million) in exchange for new ordinary shares (the `New Shares') representing 97% of our issued share capital immediately after the Financial Restructuring. Under that agreement our current ordinary shareholders would have received the remaining 3% of our issued ordinary share capital.



                                       5
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TELEWEST COMMUNICATIONS PLC
US GAAP UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


       We also announced on September 30, 2002 that we were deferring payment of interest under certain of our Notes and the amounts due as a result of the settlement of the Hedge Contracts. Such non-payment continues and has resulted in defaults under our Existing Facility and a number of other financing arrangements. Based on one such default, in respect of non-payment of approximately (pound)10.5 million to a Hedge Contract counter-party, that counter-party has filed a petition with a UK Court to wind us up. We intend to deal with this claim as part of the overall restructuring of our unsecured debt obligations and do not believe that the legal action will significantly delay or impede the Financial Restructuring process. We expect to meet our obligations to our suppliers and trade creditors and this legal action is expected to have no impact on customer service.

         On January 15, 2003, we announced that we had reached a non-binding agreement with respect to the terms of amended and restated credit facilities with both the steering committee of our Senior Lenders and the Bondholder Committee. In addition, the terms of these facilities had received credit committee approval, subject to documentation and certain other issues, from all of our senior lenders (the `Senior Lenders'), save for those banks which are also creditors by virtue of the unsecured Hedge Contracts with which we will deal in the overall Financial Restructuring. These amended facilities will replace the Existing Facility and are, as noted above, conditional on various matters, including the satisfactory finalization of arrangements for dealing with foreign exchange creditors and the completion of our balance sheet restructuring. These amended credit facilities will provide us with substantial liquidity, which is expected to be sufficient to see us through to cash flow positive after completion of the Financial Restructuring.

       On March 14, 2003, we notified the Senior Lenders that, as a result of two non-recurring items, the VAT decision (see the 20-F, Item 5. Operating and Financial Review and Prospects -- Operating Results -- Results of Operations --Years ended December 31, 2001 and 2002 -- Revenue) and legal and professional costs associated with the Financial Restructuring, and their impact on our net operating cash flow, we would breach certain financial covenants under our bank facility in respect of the quarter ended December 31, 2002. On May 16, 2003 and August 7, 2003, we further notified the Senior Lenders that we were in breach of financial covenants for the three-month periods ended March 31, 2003 (two covenants breached) and June 30, 2003 (one covenant breached) due to continuing fees paid in connection with the Financial Restructuring and the tightening of covenants.

        On June 9, 2003, we announced that we had been notified by the Bondholder Committee that, in order to obtain the support of certain of our bondholders, the Bondholder Committee had requested certain changes to the economic and other terms of the preliminary non-binding agreement relating to our Financial Restructuring with the Bondholder Committee, as announced on September 30, 2002,

        On June 17, 2003, representatives of the Bondholder Committee provided us with a new proposal for the terms of the Financial Restructuring.

       On July 28, 2003, we announced that we expected the final terms of the Financial Restructuring to provide that ordinary shareholders will receive 1.5% of the issued share capital immediately following the Financial Restructuring.

       We continue to engage in negotiations with our bondholders, Senior Lenders and certain other major stakeholders and the directors believe that a final agreement will be achieved in due course.

 4.     SEGMENTAL INFORMATION

         The Company applies Statement of Financial Accounting Standard No. 131 (`SFAS 131'), Disclosures about Segments of an Enterprise and Related Information. SFAS 131 establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision-making group is the board of directors. The operating segments are managed separately because each operating segment represents a strategic business unit that offers different products and services in different markets. We operate in two main segments:
 Cable and Content. The Cable segment of our business can be subdivided, for revenue purposes only, between four product ranges: Cable Television, Consumer



                                       6
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TELEWEST COMMUNICATIONS PLC
US GAAP UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

 Telephony, Internet and other, and Business Services. The Internet and other unit comprises internet sales, and, in 2002, sales of cable publications. The Content segment provides entertainment content, interactive and transactional services to the UK pay-television broadcasting market.

         The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in our financial statements.




                                       7
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TELEWEST COMMUNICATIONS PLC
US GAAP UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following table presents summarized financial information relating to the reportable segments for the three and six-month periods ended June 30, 2003 and 2002, respectively:

UNAUDITED SEGMENTAL INFORMATION

-----------------------------------------------------------------------------------------------------------------------------
                                             3 MONTHS      3 MONTHS      3 MONTHS       6 MONTHS      6 MONTHS      6 MONTHS
                                                ENDED         ENDED         ENDED          ENDED         ENDED         ENDED
                                             JUNE 30,      JUNE 30,      JUNE 30,       JUNE 30,      JUNE 30,      JUNE 30,
                                                 2003          2003          2002           2003          2003          2002
                                                   $M      (POUND)M      (POUND)M             $M      (POUND)M      (POUND)M
                                             (note 2)                                   (note 2)
-----------------------------------------------------------------------------------------------------------------------------
CABLE
-----------------------------------------------------------------------------------------------------------------------------
Cable television                              $   131(pound)     79 (pound)    88     $      261(pound)    158(pound)    173
Consumer telephony                                198           120           125            392           237           251
Internet and other                                 48            29            18             91            55            34
                                       --------------------------------------------------------------------------------------
Total Consumer Division                           377           228           231            744           450           458
Business Services Division                        114            69            77            230           139           143
                                       --------------------------------------------------------------------------------------
THIRD PARTY REVENUE                               491           297           308            974           589           601
Operating costs and expenses                     (320)         (194)         (208)          (646)         (391)         (414)
Depreciation                                     (166)         (100)         (127)          (319)         (193)         (242)
                                       --------------------------------------------------------------------------------------
OPERATING PROFIT/(LOSS)                             5             3          (27)              9             5           (55)
                                       ======================================================================================
Share of net (losses)/profits of                    -             -             -              -             -             -
affiliates
Investments in affiliates                           5             3             6              5             3             6
Additions to property & equipment                  64            39           117            170           103           240
Goodwill                                          506           306         1,322            506           306         1,322
Total assets                                    5,588         3,381         5,327          5,588         3,381         5,327
-----------------------------------------------------------------------------------------------------------------------------
CONTENT
-----------------------------------------------------------------------------------------------------------------------------
Content Division                                   46            28            30             95            58            59
Inter-segmental *                                  (3)           (2)           (4)            (8)           (5)           (7)
                                       --------------------------------------------------------------------------------------
THIRD PARTY REVENUE                                43            26            26             87            53            52
Operating costs and expenses                      (40)          (24)          (26)           (79)          (48)          (53)
Depreciation                                       (3)           (2)           (2)            (8)           (5)           (4)
                                       --------------------------------------------------------------------------------------
OPERATING LOSS                                      -             -            (2)             -             -            (5)
                                       ======================================================================================
Share  of  net (losses)/profits
of affiliates                                       -             -            (5)             3             2            (1)
Investments in affiliates                         598           362           535            598           362           535
Additions to property & equipment                   2             1             -              2             1             1
Goodwill                                          233           141           570            233           141           570
Total assets                                    1,015           614         1,319          1,015           614         1,319
-----------------------------------------------------------------------------------------------------------------------------
TOTAL
-----------------------------------------------------------------------------------------------------------------------------
Cable television                                  131            79            88            261           158           173
Consumer telephony                                198           120           125            392           237           251
Internet and other                                 48            29            18             91            55            34
                                       --------------------------------------------------------------------------------------
Total Consumer Division                           377           228           231            744           450           458
Business Services Division                        114            69            77            230           139           143
                                       --------------------------------------------------------------------------------------
Total Cable Division                              491           297           308            974           589           601
Content Division                                   46            28            30             95            58            59
Inter-segmental *                                  (3)           (2)           (4)            (8)           (5)           (7)
                                       --------------------------------------------------------------------------------------
TOTAL REVENUE                                     534           323           334          1,061           642           653
Operating costs and expenses                     (360)         (218)         (234)          (725)         (439)         (467)
Depreciation                                     (169)         (102)         (129)          (327)         (198)         (246)
                                       --------------------------------------------------------------------------------------
OPERATING PROFIT/( LOSS)                            5             3           (29)             9             5           (60)
Other income/(expense)                              6             4           (32)          (268)         (162)         (128)
Income tax benefit                                  2             1             2              3             2             4
                                       --------------------------------------------------------------------------------------
NET PROFIT/(LOSS)                                  13             8           (59)          (256)         (155)         (184)
                                       ======================================================================================
Share of net (losses)/profits of                    -             -            (5)             3             2           (1)
affiliates
Investments in affiliates                         603           365           541            603           365           541
Additions to property & equipment                  66            40           117            172           104           241
Goodwill                                          739           447         1,892            739           447         1,892
Total assets                                    6,603         3,995         6,646          6,603         3,995         6,646
-----------------------------------------------------------------------------------------------------------------------------


* Inter-segmental revenues are revenues from sales in our Content Division which are costs in our Cable Division and are eliminated on consolidation.



                                       8
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TELEWEST COMMUNICATIONS PLC
US GAAP UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5. SHARE-BASED COMPENSATION COST

         As permitted under SFAS 123, Accounting for Stock-Based Compensation, share-based compensation cost for employee share options is measured and expensed over the period of the performance for such options under Accounting for Stock Issued to Employees (`APB 25'), as the excess, if any, of the quoted market price of a company's shares over the amount an employee must pay to acquire the shares. During the three and six-month periods ended June 30, 2003 and 2002 the Company's share price continued to decrease, and no compensation charge resulted during the periods.

          An amendment to SFAS 123, SFAS 148 Accounting for Stock Based Compensation - Transition and Disclosure, was effective for the Group for the year ended December 31, 2002. SFAS 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The Statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results and that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. The Group has adopted the disclosure provisions of the Statement in these financial statements. The Group has not adopted the fair value based method of accounting for stock-based employee compensation and still accounts for these in accordance with APB 25.

          Following the adoption of SFAS 148 (and the non-adoption of the fair value provisions), the Group is obliged to report the effect, on its net loss and basic and diluted loss per share, of compensation costs for share option grants and awards under the Group's various share option schemes as determined based on their fair value at the date of grant, consistent with the method prescribed by SFAS 123. During the three and six-month periods ended June 30, 2003 no options or awards were granted over any ordinary shares of the Company. Compensation costs based on fair value at the date of grant for all options and awards granted in previous periods were fully expensed by December 31, 2002, accordingly there is no further charge or credit necessary and the net profit and basic and diluted profit per share for the three-month period ended June 30, 2003 and the net loss and basic and diluted loss per share for the six-month period ended June 30, 2003 are not affected.

 6. ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

        At January 1, 2001 the Company adopted SFAS 133 Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 137 and 138. SFAS 133 established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires the recognition at fair value of all derivative instruments as assets or liabilities in the Company's balance sheet. The accounting treatment of changes in fair value is dependent upon whether or not a derivative instrument is designated a hedge and if so, the type of hedge and its effectiveness as a hedge.

        For derivatives, which are not designated as hedges, changes in fair value are recorded immediately in earnings.

         For derivatives designated as cash flow hedges, changes in fair value on the effective portion of a hedge are recorded within Other Comprehensive Income (`OCI') until the hedged transaction occurs and are then recorded within earnings. Changes in the ineffective portion of a hedge are recorded immediately in earnings. For derivatives designated as fair value hedges, changes in fair value are recorded immediately in earnings. We have not, however, had any fair value hedges since the adoption of SFAS 133.

         We discontinue hedge accounting for derivative financial instruments when it is determined that the derivative instrument is no longer effective in offsetting changes in the cash flows of the hedged item; the derivative instrument expires or is sold; the derivative instrument is no longer designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur; a hedged firm commitment no longer meets the definition of a firm commitment; or our management determines that designation of the derivative instrument as a hedging instrument is no longer appropriate.


         The Company hedges some of its interest rate risk on its Senior Secured Facility through the use of interest rate swaps. The Company also historically hedged some of its foreign currency risk through the use of forward foreign exchange contracts and foreign currency swaps. The Company, in response to fluctuations in the sterling/ US dollar exchange rate, terminated its interest rate hedging arrangements. The purpose of the derivative instruments is to provide a measure of stability over the Company's exposure to movements in interest rates and the sterling/ US dollar exchange rate. The majority of the Company's derivative instruments are designated as cash flow hedges.


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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7.         RECENT DEVELOPMENTS

      On June 27, 2003 a High Court judgment was delivered against those mobile telephone operators who had appealed decisions of the UK Office of Telecommunications and the UK Competition Commission in the area of mobile call termination/interconnect rates. Following this judgment and the initial mobile interconnect rate cuts of July 25, 2003, we are considering retail price changes for calls from our network to mobile telephones with the intent of passing the benefits to our customers whilst stimulating call usage.

       On July 8, 2003, we sold our Indirect Access (`IDA') telephony business for approximately (pound)2 million. We acquired this business as part of our acquisition of Eurobell PLC in November 2000. IDA revenues were (pound)9 million in 2002 and (pound)4 million in the six-month period ended June 30, 2003. (IDA customers have never been included in our reported customer numbers).

       On July 28, 2003, we announced that we expected the final terms of the Financial Restructuring to provide that ordinary shareholders will receive 1.5% of the issued share capital immediately following the Financial Restructuring.

8.         COMMITMENTS AND CONTINGENCIES

      Other than as set forth below, neither Telewest nor any other member of the Telewest Group is or has been engaged in any legal or arbitration proceedings, nor are any such proceedings pending or threatened by or against it, which may have, or have had during the 12 months preceding the date hereof, a significant effect on the Telewest Group's financial position.

       A dispute between Telewest Communications Group Limited, Telewest Communications (Publications) Limited and the Commissioners of Customs and Excise over the VAT status of Cable Guide and Zap magazines, was heard between October 21 and October 25, 2002, in respect of which judgment was passed down on January 21, 2003 which resulted in the provision of (pound)16 million against revenue in our consolidated financial statements for the year ended December 31, 2002. The exceptional item arose in respect of VAT payable in the period from January 2000 to July 2002. Our magazines ceased publication towards the end of the year 2002. Therefore, the exceptional item represented the full extent of our VAT liability in respect of our magazine operations. The VAT tribunal held that our arrangements to protect the zero-rated VAT status of Cable Guide and Zap magazines could, in principle, be effective in creating a separate supply by Telewest Communications (Publications) Limited, which was not ancillary to the supply of pay-television services. However, in practice, the steps taken by us were insufficient to make the arrangements effective. We have appealed this decision which is expected to be heard in the High Court in November 2003.

       On October 29, 2002, following non-payment of our obligations under certain foreign exchange contracts, Credit Agricole Indosuez presented a winding-up petition against us (in respect of a debt of approximately (pound)10 million). On or about October 31, 2002 The Royal Bank of Scotland plc served a notice in support of the petition. On June 5, 2003, The Huff Alternative Fund LP, also served a notice in support of the winding-up petition. At the initial hearing of the petition, it was adjourned until January 29, 2003. The winding-up petition has since been further adjourned on several occasions and has not yet been listed for hearing. As far as we are aware Credit Agricole Indosuez has not taken any further steps to list it. We have obtained several orders under
Section 127 of the UK Insolvency Act 1986, to enable us to continue to make certain payments without the risk of those payments subsequently being declared void as a result of the granting of a winding-up order.

       On April 24, 2003, process was filed in the Supreme Court of the State of New York in relation to an action brought by Eximius Capital Funding, Ltd. (`Eximius') against Telewest to recover the principal and interest and other payments due in respect of certain of our Notes. We have been informed that W.R. Huff Asset Management Co., L.L.C. (`Huff') is an adviser to Eximius but that Eximius is not a member of the same group of companies as Huff. Telewest has moved to dismiss Eximius' complaint principally on the grounds that, under the terms of the indentures governing the Notes, Eximius has no standing to bring the claims alleged in its complaint and has also failed to state legally sufficient claims.



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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

       On May 12, 2003, process was filed in the Supreme Court of the State of New York in relation to a further action brought by Eximius against, among others, Telewest, Liberty Media Corporation, our Directors and certain of our former Directors (collectively, the `Defendants') in respect of an alleged breach of fiduciary duty and other alleged wrongful conduct by the Defendants in relation to a potential restructuring of our balance sheet. On June 9, 2003, Eximius moved to amend and supplement the complaint to add IDT Corporation and certain alleged affiliates of IDT as defendants. The Defendants' time to answer, move or otherwise respond to the action has not yet expired.

       On or about June 12, 2003, the United States District Court for the Southern District of New York agreed to allow Huff and certain other holders of our Notes to amend a complaint originally filed against, among others, Liberty Media Corporation relating to the tender offer by Liberty TWSTY Bonds, Inc. for certain of our Notes. The amended complaint adds the Company, its Directors and certain former Directors as parties. The amended action alleges violations of Rule 10b-5 under the Securities Exchange Act of 1934 and common law fraud by, among others, the Defendants arising from certain statements in 2001 and early 2002. The Defendants' time to answer, move or otherwise respond to the action has not yet expired.




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      PART II: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

            Set forth below is a discussion of our financial condition and results of operations for the three and six-month periods ended June 30, 2002 and 2003 based upon financial information prepared in accordance with US GAAP.

           References in this discussion to the `Group,' `we,' `us,' and `our,' are to Telewest and its consolidated subsidiaries as at, or for, the specified date or period.

CRITICAL ACCOUNTING POLICIES

           There have been no changes to our critical accounting policies since December 31, 2002, as reported in our Form 20-F filed with the SEC on June 30, 2003.

RESULTS OF OPERATIONS

           THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2003

           We operate in two main segments: Cable and Content. The Cable segment of our business is subdivided, for revenue purposes only, into four units: Cable television, Consumer telephony, Internet and other, and Business Services. The Content segment provides entertainment, content, interactive and transactional services to the UK pay-TV broadcasting market.

           Our consolidated revenue decreased by (pound)11 million or 3.3% from (pound)334 million in the three-month period ended June 30, 2002 to (pound)323 million in the three-month period ended June 30, 2003 and also by (pound)11 million or 1.7% from (pound)653 million in the six-month period ended June 30, 2002 to (pound)642 million in the six-month period ended June 30, 2003. Consolidated revenue in the three and six-month periods ended June 30, 2002, was impacted by a one-time credit of (pound)8 million, (see Business Services Revenue below). Excluding this one-time credit, our consolidated revenue would have decreased by only (pound)3 million or 0.9% from (pound)326 million in the three-month period ended June 30, 2002 to (pound)323 million in the three-month period ended June 30, 2003 and also by (pound)3 million or 0.5% from (pound)645 million in the six-month period ended June 30, 2002 to (pound)642 million in the six-month period ended June 30, 2003.

           In our Consumer Division, despite a 61.1% increase in internet and other revenues in the three-month period ended June 30, 2003 and a 61.8% increase in the six-month period ended June 30, 2003, cable television and consumer telephony revenues in aggregate decreased by 6.6% and 6.8% in the three and six-month periods ended June 30, 2003, respectively, mainly due to customer losses as we continue to focus on more cash generative and profitable customers. Consumer Division revenues were also impacted by the closure of Cable Guide, our TV listings magazine, in November 2002 which contributed (pound)1 million and (pound)3 million, respectively, in the three and six-month periods ended June 30, 2002.

           In our Business Division, revenues decreased by 10.4% in the three-month period ended June 30, 2003 and 2.8% in the six-month period ended June 30, 2003. Excluding the one-time credit to revenue in 2002, described further below, our Business Division revenues would have remained flat in the three-month periods ended June 30, 2002 and 2003 and increased by 3.0% in the six-month period ended June 30, 2003. In our Content Division revenues remained flat in the three-month periods ended June 30, 2002 and 2003 and increased by (pound)1 million or 1.9% for the six-month period ended June 30, 2003 over the same period in 2002.

           Our operating costs and expenses also decreased in the three and six-month periods ended June 30, 2003, by (pound)43 million or 11.8% in the three-month period ended June 30, 2003 and by (pound)76 million or 10.7% in the six-month period ended June 30, 2003. Accordingly, we recorded an operating profit of (pound)3 million for the three-month period ended June 30, 2003, compared with an operating loss of (pound)29 million for the three-month period ended June 30, 2002 and an operating profit of (pound)5 million for the six-month period ended June 30, 2003 compared with an operating loss of (pound)60 million for the six-month period ended June 30, 2002.


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           CABLE SEGMENT

           CONSUMER DIVISION REVENUE

           Consumer Division revenue represents a combination of cable television (`CATV') revenue, consumer cable telephony revenue, and internet and other income.

           Our Consumer Division revenue decreased by (pound)3 million or 1.3% from (pound)231 million for the three-month period ended June 30, 2002 to (pound)228 million for the three-month period ended June 30, 2003 and by (pound)8 million or 1.7% from (pound)458 million for the six-month period ended June 30, 2002 to (pound)450 million for the six-month period ended June 30, 2003. These decreases were due to decreases of 6.6% in aggregate CATV and consumer telephony revenues in the three-month period ended June 30, 2003 and 6.8% decrease in the six-month period ended June 30, 2003, partially offset by an increase of 61.1% in our internet and other income in the three-month period ended June 30, 2003 and a 61.8% increase in the six-month period ended June 30, 2003, in each case as compared to the comparable period in 2002. Consumer revenues were also impacted by the closure, in November 2002, of Cable Guide, our TV listings magazine which contributed (pound)1 million and (pound)3 million of revenues in the three and six-month periods ended June 30, 2002, respectively.

           Average monthly revenue per subscriber increased by (pound)1.66 or 4.0% from (pound)41.95 for the three-month period ended June 30, 2002 to (pound)43.61 for the three-month period ended June 30, 2003 and by (pound)1.00 or 2.4% from (pound)41.72 for the six-month period ended June 30, 2002 to (pound)42.72 for the six-month period ended June 30, 2003. These increases are attributable to selected retail price increases in our CATV and residential telephony services in April 2002 and March 2003, increases in dual or triple penetration (i.e. the proportion of homes subscribing to at least two of our CATV, residential telephony and broadband internet services), and continued analogue to digital TV migration, offset in part by a decrease in second line penetration and lower call volumes per line in residential telephony. Dual or triple penetration, which results from the continued market acceptance of combined CATV, telephony and broadband internet packages, grew by 0.1 percentage points to 71.0% at June 30, 2003 from 69.9% at June 30, 2002. This is primarily a result of an increase in the number of subscribers to our broadband internet services offset in part by increased product churn (particularly in the second half of 2002) for CATV, telephony and dial-up internet services, as described below. As at June 30, 2003, our `triple play' customers totalled 227,792 and accounted for 13.2% of our total customer base compared with 129,192 customers and 7.3% as at June 30, 2002.

           Total customer homes connected decreased by 50,569 or 2.9% from 1,770,437 at June 30, 2002 to 1,719,868 at June 30, 2003 as a result of the continued effect of the selected price rises described below (particularly in analogue television) and by lower sales due to our tighter credit control procedures, in line with our objective of focusing on more cash generative customers, and also by the disconnection of approximately 7,000 `zero-paying' analogue TV only customers following a database clean-up exercise, offset by new subscribers to our products, particularly our broadband internet services. Accordingly, overall household penetration also decreased by 1.0 percentage point from 37.7% at June 30, 2002 to 36.7% at June 30, 2003.

           The competitive nature of the markets in which the Consumer Division operates will continue to restrict our ability to increase retail prices. Nevertheless, following price rises by our competitors, we introduced selected price rises across our CATV, telephony and dial-up internet product range in April 2002 and March 2003. Customer growth was impacted by these price rises and the tightening of our credit control policy as we focus on more cash generative customers. We plan a return to customer growth in the second half of 2003 as we reduce churn and continue to market and enhance our digital TV and `triple play' products. We believe that our bundled offerings still remain competitive when compared with those offered by other operators.

           Our focus on more cash generative customers continues to improve the profile of our customer base as:

o average revenue per subscriber increased to a record(pound)43.61 for the three-month period ended June 30, 2003 and(pound)42.72 for the six-month period ended June 30, 2003;

o `triple play' customers increased by 20,842 and 44,649 in the three and six-month periods ended June 30, 2003, respectively;

o `triple play' customers account for 13.2% of our customer base at June 30, 2003 compared to 7.3% at June 30, 2002;


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o    25.0% of our telephony customer base now take our higher average monthly revenue earning flat rate telephony products;

o 72.9% of our CATV customer base now take our higher average monthly revenue earning digital TV; and

o household churn in the twelve-month period ended June 30, 2003 has fallen to 16.1%, down from 18.2% in the twelve-month period ended December 31, 2002 and 17.6% in the twelve-month period ended March 31, 2003. (Churn has also benefited from improved customer service processes, enabling more efficient and responsive handling of customer calls.)

      We plan a return to customer growth in the second half of 2003 as we exploit the value of our bundled products through new product propositions and increase spend on advertising and marketing promotions. Continued operational improvement is expected to result in further sales efficiency, sustained churn improvement and a return to profitable customer growth.

           CATV REVENUE

           CATV revenue decreased by (pound)9 million or 10.2% from (pound)88 million for the three-month period ended June 30, 2002 to (pound)79 million for the three-month period ended June 30, 2003 and by (pound)15 million or 8.7% from (pound)173 million for the six-month period ended June 30, 2002 to (pound)158 million for the six-month period ended June 30, 2003. The decreases were attributable to a reduction in the number of subscribers as a result of focusing on cash and on profitable customers as we move to acquiring profitable customers rather than pursue overall subscriber growth, and a decline in average monthly revenue per CATV subscriber.

           Our digital television services have now been rolled out in all franchise areas, excluding our Eurobell South-East areas and our Cabletime areas. As a result of this substantially completed roll-out, our CATV customers continue to migrate from our analogue services to our digital services, where they generate higher monthly revenues. As at June 30, 2003 we had an installed base of 911,191 digital subscribers, an increase of 92,411 or 11.3% compared with 818,780 as at June 30, 2002. At June 30, 2003, 72.9% and 27.1% of customer homes connected subscribed to digital and analogue TV services, respectively. This compares with 61.4% and 38.6%, respectively, at June 30, 2002. Notwithstanding the above, the migration of analogue customers to digital has slowed during the twelve-month period ended June 30, 2003 compared with the twelve-month period ended June 30, 2002; a trend that we expect to continue during the rest of 2003. This resulted from our increased focus on cash and cost control, including reduced marketing activity in respect of our digital CATV services and a smaller base of analogue customers.

           As noted above, we have shifted our focus from one of subscriber acquisition to one which focuses on cash generative products, services and customers. As part of this focus we have:

o discontinued active marketing of our Entry TV package to new subscribers during the six-month period ended June 30, 2003;

o required new subscribers to TV as a stand-alone product to take our top-tier basic package, Supreme;

o withdrawn the Essential Plus package for new subscribers to encourage customers to take the full Supreme package; and

o during the six-month period ended June 30, 2003, put through price rises, particularly in analogue television where we have moved customers from non-standard packages to standard priced packages.

           Average monthly revenues from our digital CATV subscribers were (pound)22.35 and (pound)22.18 for the three and six-month periods ended June 30, 2003, respectively, compared with (pound)17.52 and (pound)17.42, respectively, from our analogue TV subscribers for the same periods. A larger percentage of our digital TV customers take higher priced services than our analogue TV customers.


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           In April 2002 and March 2003, we implemented selected CATV price increases which had a positive impact on average monthly revenue per CATV subscriber, but also resulted in a decline in total subscribers (as discussed further below).

           Total CATV subscribers connected decreased by 82,572 or 6.2% from 1,333,083 at June 30, 2002 to 1,250,511 at June 30, 2003 largely as a result of higher churn rates experienced following the price increases described above, and also by the disconnection of approximately 7,000 analogue TV only customers following a database clean-up exercise. These customers had been receiving free basic TV.

           During the three-month period ended June 30, 2003, we continued to experience a fall in the amount of premium programming purchased by our subscribers. Our `premium-to-basic' ratio (which measures units of premium programming as a percentage of our basic TV subscriber base) which has fallen from approximately 69% at June 30, 2002 to approximately 68% at June 30, 2003. Although this decrease in the purchase of premium programming negatively impacts average monthly revenue per subscriber, it also has the effect of decreasing the costs associated with our purchase of that premium programming which therefore results in higher percentage margins for our CATV products.

           Average monthly revenue per CATV subscriber (combined digital and analogue), decreased by (pound)0.50 or 2.3% from (pound)21.47 for the three-month period ended June 30, 2002 to (pound)20.97 for the three-month period ended June 30, 2003 and by (pound)0.42 or 2.0% from (pound)21.15 for the six-month period ended June 30, 2002 to (pound)20.73 for the six-month period ended June 30, 2003, due to the decrease in the amount of premium programming purchased by our subscribers offset by the migration of our subscriber base from analogue to digital and selected price rises (each as discussed above).

           Average monthly revenue for digital CATV subscribers declined by (pound)1.63 or 6.8% from (pound)23.98 for the three-month period ended June 30, 2002 to (pound)22.35 for the three-month period ended June 30, 2003 and by (pound)1.32 or 5.6% from (pound)23.50 for the six-month period ended June 30, 2002 to (pound)22.18 for the six-month period ended June 30, 2003. This resulted principally from the change in the mix between premium and basic packages described above. Approximately 77% of our digital TV subscribers during the three-month period ended June 30, 2003 took `basic only' packages compared to approximately 76% of subscribers during the three-month period ended June 30, 2002, and although the digital `premium-to-basic' ratio remained at approximately 74% at both June 30, 2002 and June 30, 2003, it had previously fallen from approximately 79% at March 31, 2002 to approximately 78% at March 31, 2003.

           Product penetration decreased by 1.7 percentage points from 28.4% at June 30, 2002 to 26.7% at June 30, 2003, principally as a result of higher average CATV subscriber churn, particularly in the second half of 2002, following the selected price increases described above. However, subscribers churn slowed down in the six-month period ended June 30, 2003 and overall, churn decreased marginally by 0.2 percentage points from 20.7% in the twelve-month period ended June 30, 2002 to 20.5% in the twelve-month period ended June 30, 2003.

           As stated above, we plan a return to subscriber growth in the second half of 2003. We have continued to improve value for our subscribers by adding new channels to all of our digital TV packages with six new basic channels added in July 2003 in addition to ten basic channels and nine Sky multiplex movie channels added in the six-month period ended June 30, 2003. We have also launched a new digital TV package offering five of the best Asian TV channels combined with our flat-rate international service, Talk International.

           CONSUMER TELEPHONY REVENUE

Consumer telephony revenue decreased by (pound)5 million or 4.0% from (pound)125 million for the three-month period ended June 30, 2002 to (pound)120 million for the three-month period ended June 30, 2003 and by (pound)14 million or 5.6% from (pound)251 million for the six-month period ended June 30, 2002 to (pound)237 million for the six-month period ended June 30, 2003. The decrease in consumer telephony revenue was primarily due to reductions in subscriber numbers and telephony lines and lower average monthly revenue per line and subscriber.

         Average monthly revenue per line increased by (pound)0.27 or 1.2% from (pound)23.08 for the three-month period ended June 30, 2002 to (pound)23.35 for the three-month period ended June 30, 2003, and average monthly revenue per subscriber decreased by (pound)0.21 or 0.8% from (pound)24.89 for the three-month period ended June 30, 2002 to (pound)24.68 for the three-month period ended June 30, 2003. Average monthly revenue per line decreased by (pound)0.25 or 1.1% from (pound)23.17 for the six-month period ended June 30, 2002 to (pound)22.92 for the six-month period ended June 30, 2003, and average monthly revenue per subscriber decreased by (pound)0.81 or 3.2% from (pound)25.09 for the six-month period ended June 30, 2002 to (pound)24.28 for the six-month period ended June 30, 2003. The benefit of selected price


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increases, the continued success of our un-metered telephony product, Talk
Unlimited, and improved routing of telephony traffic, was more than offset by declining call volumes principally as a result of the substitution of mobile calls for fixed line calls, the continuing migration of dial-up internet subscribers to broadband internet which decreases second line penetration and the transfer of the dial-up minutes of a large ISP's subscribers to a flat rate access regime provided by our Carrier Services unit.

           Talk Unlimited is our 24-hour, 7 day-a-week fixed-fee residential telephony package with unlimited local and national calls (excluding calls to non-geographic, premium rate and mobile telephone numbers) in the UK. This service, charged at a flat rate of (pound)26.00 per month on a stand-alone basis, or (pound)34.50 to (pound)41.50 per month including a digital television package, is successful in attracting new customers to our services, and generates higher average revenues per customer from existing subscribers who migrate from our standard metered telephony services, 3-2-1. Talk Unlimited is available in all of our franchise areas. At the beginning of 2003, we expanded our flat rate telephony service by launching Talk Evenings and Weekends, a telephony service offering unlimited local and national evening and weekend calls to anywhere in the UK (including line rental) and on March 1, 2003 as part of Talk Unlimited we introduced Talk International, which offers reduced rates to all international destinations, each for a flat monthly rate.

           Talk Unlimited subscribers increased by 44,936 or 15.0% from 300,325 subscribers at June 30, 2002 to 345,261 subscribers at June 30, 2003, including Talk International subscribers who accounted for 14,465 or 4.2% of Talk Unlimited's subscribers at June 30, 2003. In addition, at June 30, 2003, Talk Evenings and Weekends accounted for 52,224 subscribers. Total subscribers to our `Talk' services therefore at June 30, 2003 amounted to 397,485 or 25.0% of our total telephony subscribers at that date.

           The number of residential telephony subscribers decreased by 37,647 or 2.3% from 1,626,005 at June 30, 2002 to 1,588,358 at June 30, 2003. The
number of residential lines decreased by 70,017 or 4.0% from 1,745,825 at June 30, 2002 to 1,675,808 at June 30, 2003. The decrease in the number of residential telephony subscribers resulted principally as price rises in April 2002 and March 2003 affected the acquisition of new customers and because of increased competitive pressure, offset in part by the impact of the increased penetration of our Talk Unlimited products. The decrease in the number of residential telephony lines resulted primarily from a decrease in second lines during the year.

           As a result of the price rises in April 2002 and March 2003, the average residential telephony subscriber churn increased in the second half of 2002 from 16.8% at June 30, 2002 to 17.3% at December 31, 2002. However, churn decreased by 1.1 percentage points from 16.8% to 15.7% for the twelve-month period ended June 30, 2003.

           Residential telephony product penetration decreased marginally to 33.9% as at June 30, 2003 compared with 34.6% as at June 30, 2002. Second line penetration decreased to 5.5% as at June 30, 2003 from 7.4% as at June 30, 2002, due to the price increases for second lines and the continued migration of dial-up internet subscribers to our blueyonder broadband internet service during the twelve-month period ended June 30, 2003.

           INTERNET AND OTHER REVENUE

           Internet and other revenue, which arises wholly in our Consumer Division, increased by (pound)11 million or 61.1% from (pound)18 million in the three-month period ended June 30, 2002 to (pound)29 million in the three-month period ended June 30, 2003 and by (pound)21 million or 61.8% from (pound)34 million in the six-month period ended June 30, 2002 to (pound)55 million in the six-month period ended June 30, 2003. The increase was due to an increase in internet income by (pound)12 million or 70.6% to (pound)29 million in the three-month period ended June 30, 2003 from (pound)17 million in the three-month period ended June 30, 2002 and by (pound)24 million or 77.4% to (pound)55 million in the six-month period ended June 30, 2003 from (pound)31 million in the six-month period ended June 30, 2002. These increases resulted from increases in the number of internet subscribers and the continued success of our broadband products.

           At June 30, 2003 we had 587,700 broadband and dial-up internet subscribers in total, compared with 483,602 as at June 30, 2002, an increase of 104,098 or 21.5%.

           Total blueyonder broadband internet subscribers increased by 151,942 or 85.7% from 177,394 at June 30, 2002 to 329,336 at June 30, 2003. As well as our minimum standard 512Kb blueyonder broadband service, on June 17, 2002 we announced the launch of our 1Mb blueyonder broadband service and on May 12, 2003, following a successful trial with 1,500 customers, we launched a 2Mb blueyonder broadband residential internet service. At June 30, 2003 we had 30,025 subscribers to our 1Mb service and 4,615 subscribers to our 2Mb service or 9.1% and 1.4%, respectively, of our total blueyonder broadband subscribers.

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           Our blueyonder broadband customers significantly contribute to the growth in our average monthly revenue as 227,792 customers or approximately 69.2% are `triple-play' customers who also take both CATV and telephony services from us and 93.3% take at least one other product. Broadband is also successful in attracting new customers to Telewest, with approximately 42% and 40% of broadband internet installations in the three and six-month periods ended June 30, 2003, respectively being subscribers who are new to Telewest. Blueyonder broadband churn increased in the twelve-month period ended June 30, 2003 from 9.5% to 13.1% as some of our customers, who were initially attracted by promotions, discontinued their service.

           Average monthly revenue for blueyonder broadband decreased from (pound)24.28 for the three-month period ended June 30, 2002 to (pound)22.95 for the three-month period ended June 30, 2003 and from (pound)26.46 for the six-month period ended June 30, 2002 to (pound)22.76 for the six-month period ended June 30, 2003 as installation fees in the earlier months in the six-month period ended June 30, 2003 were discounted and as the portion of average monthly revenue per subscriber attributable to installation fees gets spread over a growing subscriber base. Average monthly revenue for the three-month period ended June 30, 2003 at (pound)22.95 compares with (pound)22.50 for the three-month period ended March 31, 2003. This increase is due to the launch of our higher prices 2Mb service in May 2003.

           Dial-up internet subscribers to our blueyonder SurfUnlimited product, which introduces our subscribers to a reliable fixed-fee un-metered service, together with our blueyonder pay-as-you-go metered internet service decreased by 47,844 or 15.6% from 306,208 at June 30, 2002 to 258,364 at June 30, 2003 as subscribers continued to migrate to our blueyonder broadband service. Approximately 21% and 20% of the broadband customers we added during the three and six-month periods ended June 30, 2003, respectively, were upgrades from SurfUnlimited. The price of our metered blueyonder pay-as-you-go internet service was raised from 1.5p per minute to 2p as we encourage these subscribers to upgrade to an un-metered service.

           Other revenues, derived from the sales of CATV publications, decreased by (pound)1 million and (pound)3 million, respectively, in the three and six-month periods ended June 30, 2002, respectively, to (pound)0 million at June 30, 2003 due to cessation of this sales activity in November 2002.

           BUSINESS SERVICES REVENUE

           Business services revenue decreased by (pound)8 million or 10.4% from (pound)77 million for the three-month period ended June 30, 2002 to (pound)69 million for the three-month period ended June 30, 2003 and by (pound)4 million or 2.8% from (pound)143 million for the six-month period ended June 30, 2002 to (pound)139 million for the six-month period ended June 30, 2003. Revenue in the three and six-month periods ended June 30, 2002 benefited from a one-time recognition of (pound)8 million in our Carrier Services unit (see below). Excluding this one-time credit, business services revenue would have remained flat at (pound)69 million in both the three-month periods ended June 30, 2002 and 2003, and would have increased by (pound)4 million or 3.0% from (pound)135 million in the six-month period ended June 30, 2002 to (pound)139 million in the six-month period ended June 30, 2003. Excluding our Carrier Services unit revenue, business services revenue remained flat at (pound)57 million for the three-month periods ended June 30, 2002 and 2003 and increased by (pound)1 million or 0.9% from (pound)113 million for the six-month period ended June 30, 2002 to (pound)114 million for the six-month period ended June 30, 2003.

           Although the number of business customer accounts decreased by 3,508 accounts or 4.7% from 74,290 at June 30, 2002 to 70,782 at June 30, 2003, business telephony lines increased by 3,185 lines or 0.7% from 459,698 at June 30, 2002 to 462,883 at June 30, 2003, giving an average of 6.5 business lines per customer account at June 30, 2003 compared with an average of 6.2 business lines per customer account at June 30, 2002.

           Average monthly revenue per line decreased from (pound)42.30 for the three-month period ended June 30, 2002 to (pound)40.77 for the three-month period ended June 30, 2003 and from (pound)41.99 for the six-month period ended June 30, 2002 to (pound)40.89 for the six-month period ended June 30, 2003, due primarily to increased business lines offset by increased price competition in the market place.



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           In May 2003, Telewest Business services received recognition of its service expertise as it was named as one of six companies endorsed by the Office of Government Commerce to provide broadband services to the public sector. The Broadband Solutions Framework Agreement will enable public sector organizations to buy broadband services more quickly and efficiently and provides an opportunity for Telewest Business to increase its market share in providing services to this important market.

           Our Carrier Services unit, which provides our fiber optic National Network to other carriers and operators (for example T-Mobile, a mobile telephone company), contributed (pound)12 million of revenue for the three-month period ended June 30, 2003 compared with (pound)20 million for the corresponding period in 2002 and (pound)25 million of revenue for the six-month period ended June 30, 2003 compared with (pound)30 million for the corresponding period in 2002. Revenue in the three and six-month periods ended June 30, 2002 benefited from the recognition of (pound)8 million from an Atlantic Telecommunications contract. (This one-time recognition arose when Atlantic Telecommunications was placed in administration, the contract was released from its terms and we were able to credit deferred revenue in the three and six-month periods ended June 30, 2002). Excluding this one-time credit, Carrier Services revenue would have remained flat at (pound)12 million in both the three-month periods ended June 30, 2002 and 2003, and would have increased by (pound)3 million or 13.6% from (pound)22 million in the six-month period ended June 30, 2002 to (pound)25 million in the six-month period ended June 30, 2003.

           CONTENT SEGMENT

           CONTENT DIVISION REVENUE

           After the elimination of inter-divisional revenues of (pound)4 million for the three-month period ended June 30, 2002 and (pound)2 million for the three-month period ended June 30, 2003, the net revenue of Flextech, our Content Division, remained flat at (pound)26 million for both the three-month periods ended June 30, 2002 and 2003. After the elimination of inter-divisional revenues of (pound)7 million for the six-month period ended June 30, 2002 and (pound)5 million for the six-month period ended June 30, 2003, the net revenue of Flextech increased by (pound)1 million or 1.9% from (pound)52 million for the six-month period ended June 30, 2002 to (pound)53 million for the six-month period ended June 30, 2003. Flextech's increase in net revenue was principally as a result of growth in advertising revenues offset by the disposal of non-core businesses. Before the eliminations of inter-divisional trading between Flextech and Telewest, Flextech's revenue decreased by (pound)2 million or 6.7% from (pound)30 million for the three-month period ended June 30, 2002 to (pound)28 million for the three-month period ended June 30, 2003 and by (pound)1 million or 1.7% from (pound)59 million for the six-month period ended June 30, 2002 to (pound)58 million for the six-month period ended June 30, 2003. This decrease in net revenue was principally as a result of the disposal of non-core businesses.

           Our Content Division's subscription revenue including the Content Division's share of UKTV's (our joint venture with BBC Worldwide) subscription revenue increased by (pound)1 million or 6.3% from (pound)16 million for the three-month period ended June 30, 2002 to (pound)17 million for the three-month period ended June 30, 2003 and by (pound)1 million or 2.9% from (pound)34 million for the six-month period ended June 30, 2002 to (pound)35 million for the six-month period ended June 30, 2003, principally as a result of an increase in Flextech's net subscription revenues partially offset by a decrease in its share of the revenue of UKTV. This decrease in UKTV revenue resulted primarily from a decrease in the number of homes receiving UKTV programming during 2002, largely as the result of the closure of ITV Digital, offset by subscriber growth at BSkyB. The number of homes receiving programming from our Content Division fell to approximately 9.4 million in June 2002 from approximately 10.6 million at March 31, 2002 but has subsequently increased to approximately 10.0 million at June 30, 2003 as former ITV Digital subscribers have migrated to platforms carrying Flextech programming.

           Advertising revenue, including the Content Division's share of UKTV's advertising revenue, increased by (pound)2 million or 11.1% from (pound)18 million for the three-month period ended June 30, 2002 to (pound)20 million for the three-month period ended June 30, 2003 and by (pound)5 million or 14.3% from (pound)35 million for the six-month period ended June 30, 2002 to (pound)40 million for the six-month period ended June 30, 2003. The Content Division's increased advertising revenue resulted from the relative viewing strength of its channels, despite increased competition in the multichannel market. The Content Division grew its market share with a 3.8% share of the TV advertising market in the UK for the six-month period ended June 30, 2003, up from 3.4% for the six-month period ended June 30, 2002.

           Our share of UKTV's revenue increased by (pound)1 million in both the three and six-month periods ended June 30, 2003, to (pound)17 million in the three-month period ended June 30, 2003 and (pound)34 million in the six-month period ended June 30, 2003.


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           CABLE AND CONTENT SEGMENTS

           OPERATING COSTS AND EXPENSES

           Our operating costs and expenses before depreciation decreased by (pound)16 million or 6.8% from (pound)234 million for the three-month period ended June 30, 2002 to (pound)218 million for the three-month period ended June 30, 2003, and by (pound)28 million or 6.0% from (pound)467 million for the six-month period ended June 30, 2002 to (pound)439 million for the six-month period ended June 30, 2003, due to reduced consumer programming expenses, business and consumer telephony expenses, and selling, general and administrative expenses, (`SG&A'), partially offset by increased cost of sales at our Content Division.

           Consumer programming expenses decreased by (pound)2 million or 6.3% from (pound)32 million for the three-month period ended June 30, 2002 to (pound)30 million for the three-month period ended June 30, 2003 representing 13.8% of total operating costs before depreciation for the three-month period ended June 30, 2003 compared with 13.7% for the three-month period ended June 30, 2002. Consumer programming expenses decreased by (pound)3 million or 4.6% from (pound)65 million for the six-month period ended June 30, 2002 to (pound)62 million for the six-month period ended June 30, 2003 representing 14.1% of total operating costs before depreciation for the six-month period ended June 30, 2003, compared with 13.9% for the six-month period ended June 30, 2002. Decreased consumer programming expenses were principally the result of lower programming costs resulting from an increase in the number of our television subscribers choosing to subscribe to packages with fewer or no premium channels, and favorable renegotiations of content contracts with certain programmers, offset by increased costs of programming for our digital packages, which have more channels than their analogue counterparts.

           Business and consumer telephony expenses decreased by (pound)9 million or 15.5% from (pound)58 million for the three-month period ended June 30, 2002 to (pound)49 million for the three-month period ended June 30, 2003, representing 22.5% of total operating costs before depreciation for the three-month period ended June 30, 2003, compared with 24.8% for the three-month period ended June 30, 2002. Business and consumer telephony expenses decreased by (pound)13 million or 11.5% from (pound)113 million for the six-month period ended June 30, 2002 to (pound)100 million for the six-month period ended June 30, 2003, representing 22.8% of total operating costs before depreciation for the six-month period ended June 30, 2003, compared with 24.2% for the six-month period ended June 30, 2002. These decreases resulted principally from improved routing of telephony traffic and a reduction in termination rates for certain calls.

           The Content Division's cost of sales increased by (pound)3 million or 20.0% from (pound)15 million for the three-month period ended June 30, 2002 to (pound)18 million for the three-month period ended June 30, 2003, representing 8.3% of total operating costs before depreciation for the three-month period ended June 30, 2003 compared with 6.4% for the three-month period ended June 30, 2002. The Content Division's cost of sales increased by (pound)4 million or 12.9% from (pound)31 million for the six-month period ended June 30, 2002 to (pound)35 million for the six-month period ended June 30, 2003, representing 8.0% of total operating costs before depreciation for the six-month period ended June 30, 2003 compared with 6.6% for the six-month period ended June 30, 2002. The Content Division's cost of sales consists principally of amortization costs of programming shown on its TV channels and the costs of advertising sales those channels receive. The Content Division's cost of sales was 64.3% of the Content Division's revenues (including inter-divisional sales to Telewest) for the three-month period ended June 30, 2003 compared with 50.0% on the same basis for the three-month period ended June 30, 2002 and 60.3% for the six-month period ended June 30, 2003 compared with 52.5% on the same basis for the six-month period ended June 30,2002. The increase in the Content Division's cost of sales is primarily attributable to additional investment in programming in the six-month period ended June 30, 2003.

           SG&A which includes, among other items, salary and marketing costs, decreased by (pound)8 million or 6.2% from (pound)129 million for the three-month period ended June 30, 2002 to (pound)121 million for the three-month period ended June 30, 2003 and by (pound)16 million or 6.2% from (pound)258 million for the six-month period ended June 30, 2002 to (pound)242 million for the six-month period ended June 30, 2003. The decrease in SG&A primarily reflects the reductions in payroll costs from decreasing numbers of employees, lower marketing and advertising costs and decreases in other overhead expenses, as we continue to focus on cost control and achieve cost efficiencies across the Group, offset by (pound)7 million of legal and professional costs relating to our Financial Restructuring incurred during the six-month period ended June 30, 2003.



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           On May 2, 2002, we announced that we were reducing our staffing levels by approximately 1,500 as part of a Group reorganization. This had been substantially completed by the end of 2002 although a further 300 staff left in the six-month period ended June 30, 2003 and headcount now stands at approximately 8,900 compared to 10,200 a year ago. SG&A increased as a percentage of total operating costs, before depreciation from 55.1% for the three-month period ended June 30, 2002 to 55.5% for the three-month period ended June 30, 2003 and decreased from 55.2% for the six-month period ended June 30, 2002 to 55.1% for the six-month period ended June 30, 2003. Also, as part of our focus on cost control, we are in the process of rationalizing our property portfolio and reducing the number of occupied properties from some 230 to 190. As part of this rationalization, we recently moved out of our original head office building in Woking.

           Depreciation expense decreased by (pound)27 million or 20.9% from (pound)129 million for the three-month period ended June 30, 2002 to (pound)102 million for the three-month period ended June 30, 2003 and by (pound)48 million or 19.5% from (pound)246 million for the six-month period ended June 30, 2002 to (pound)198 million for the six-month period ended June 30, 2003. This decrease is primarily attributable to the decreasing level of capital expenditure over the last 18 months and the charge for impairment of fixed assets (amounting to (pound)841 million) which was recorded in the year ended December 31, 2002.

           OTHER INCOME/(EXPENSE)

           Other income, net of other expense, before taxation, totaled (pound)4 million for the three-month period ended June 30, 2003 compared with other expense, net of other income of (pound)32 million for the three-month period ended June 30, 2002, an increase in net income of (pound)36 million or 112.5%. This net increase in income resulted primarily from increased foreign exchange gains and decreased interest expense due to the weakening of the US dollar against the pound sterling on re-translating our US dollar-denominated debt and interest in the three-month period ended June 30, 2003, partially offset by decreased gains on disposals of investments. Other expense, net of other income, before taxation, totaled (pound)162 million for the six-month period ended June 30, 2003 and (pound)128 million for the six-month period ended June 30, 2002, an increase of (pound)34 million or 26.6%. This net increase in expense resulted primarily from decreased foreign exchange gains incurred in the six-month period ended June 30, 2003, and decreased gains on disposals of investments.

           Interest income was (pound)6 million for the three-month period ended June 30, 2003 and (pound)12 million for the six-month period ended June 30, 2003 compared with (pound)7 million for both the three and six-month periods ended June 30, 2002. Interest income was generated from the higher cash balances held by us during the three and six-month periods ended June 30, 2003 as a result of drawing down under our existing Senior Secured Facility (the `Existing Facility') in advance of funding requirements.

           Interest expense decreased by (pound)12 million or 9.2% from (pound)131 million for the three-month period ended June 30, 2002 to (pound)119 million for the three-month period ended June 30, 2003 and by (pound)8 million or 3.2% from (pound)252 million for the six-month period ended June 30, 2002 to (pound)244 million for the six-month period ended June 30, 2003. These decreases were primarily as a result of the additional interest expense incurred under our bank facilities with respect to additional borrowing to fund the continued roll-out of digital television and broadband internet products and general working capital offset by decreased expense on re-translating our dollar-denominated interest at the period end exchange rate.

           In the three-month period ended March 31, 2002, the Group determined that it was probable that forecasted future prepayments of principal against outstanding US dollar-denominated debt would not occur. Accordingly, the cumulative adjustment in Other Comprehensive Income (`OCI') of (pound)53 million resulting from marking to market the derivative instruments was reclassified from OCI to foreign exchange gains in the Statement of Operations. Subsequent adjustments of the carrying value of these instruments to fair value are taken directly to the Statement of Operations as incurred.

           Foreign exchange gains, net, totaled (pound)117 million in the three-month period ended June 30, 2003 compared with (pound)63 million in the three-month period ended June 30, 2002, and (pound)69 million in the six-month period ended June 30, 2003 compared with (pound)84 million in the six-month period ended June 30, 2002. These gains were primarily the result of the US dollar significantly weakening against the pound sterling during the respective periods, and in the six-month period ended June 30, 2002, the result of the release of (pound)53 million from OCI, as described above. Following the termination of all of our derivative arrangements (see `Liquidity and Capital


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Resources' below), we now have increased our foreign exchange risk and our unhedged dollar-denominated liabilities are translated at period-end exchange rates contributing to higher foreign exchange gains or losses as the US dollar fluctuates against the pound sterling. We will continue to monitor this risk until the Financial Restructuring is complete, when it is anticipated that the US dollar-denominated debt instruments will be swapped for equity and the foreign exchange risk is minimised.

           Our share of net profits of affiliated companies was (pound)0 million for the three-month period ended June 30, 2003 compared with losses of (pound)5 million for the three-month period ended June 30, 2002 and net profits of (pound)2 million for the six-month period ended June 30, 2003 compared with losses of (pound)1 million for the six-month period ended June 30, 2002. Our principal affiliated companies as at June 30, 2003 included UK Gold Holdings Limited, UK Channel Management Limited and Front Row Television Limited.

           Other profits/losses, net, amounted to (pound)0 million for the three-month period ended June 30, 2003 and a net loss of (pound)1 million for the six-month period ended June 30, 2003 compared with net profits of (pound)34 million for both the three and six-month periods ended June 30, 2002. The net profits in 2002 arose primarily as a result of gains arising on the disposal of our investments in our subsidiaries The Way Ahead Group Limited and Maidstone Studios and in affiliated companies, TV Travel Group Limited and SMG plc.

LIQUIDITY AND CAPITAL RESOURCES

           On September 30, 2002 we announced that we had reached a non-binding preliminary agreement relating to a restructuring of our balance sheet with an ad hoc committee of our bondholders (the `Bondholder Committee'). That agreement provided for the cancellation of all outstanding notes and debentures (the `Notes') (approximately (pound)3.5 billion) and certain other unsecured foreign exchange hedge contracts (the `Hedge Contracts') (approximately (pound)33 million) in exchange for new ordinary shares (the `New Shares') representing 97% of our issued share capital immediately after the Financial Restructuring. Under that agreement our current ordinary shareholders would have received the remaining 3% of our issued ordinary share capital. On June 9, 2003, we announced that we had been notified by the Bondholder Committee that, in order to obtain the support of certain of the Company's bondholders, the Bondholder Committee had requested certain changes to the economic and other terms of the preliminary agreement relating to the Financial Restructuring. On July 28, 2003, we announced that we expect the final terms of the Financial Restructuring to provide that ordinary shareholders will receive 1.5% of the issued share capital immediately following the restructuring. (For further disclosure relating to the restructuring and continuing discussions, see `Financial Restructuring').

           Notwithstanding the expected completion of the restructuring, over the next twelve months, the margin of our available financing over requirements is not large and consistent delivery of budget and the Group's long range plan is necessary to ensure compliance with the terms of the financial covenants of the Existing Facility relating to our financial and operational performance. We anticipate that in order to obtain the required approval of our Senior Lenders to any final restructuring agreement, we will be required to amend these covenants and/or agree to additional covenants by entering into an amended and restated Senior Secured Facility (the `Amended Facility'). We expect that any amended or additional covenants will continue to require our consistent delivery of budget and long range plan. Prior to reaching final agreement with the Senior Lenders as to the Amended Facility, we will not be able to access further funding from the Senior Lenders. We had (pound)405 million of available cash as at June 30, 2003, but there are significant restrictions imposed by our Senior Lenders on the use of a substantial portion of our cash balances.

           Since our initial public offering in 1994, we have financed the capital costs of our network construction, our operations and our investments in General Cable PLC (`General Cable'), Birmingham Cable Corporation Limited (`Birmingham Cable'), Cable London PLC (`Cable London'), Flextech, Eurobell and in affiliated companies, primarily from:

     o the proceeds of the initial public offering of our ordinary shares ((pound)414 million, net of fees);

     o the issuance in September 1998 of ordinary shares as partial funding for the General Cable merger ((pound)241 million);

     o the issuance in November 1999 of ordinary shares under a rights issue to fund the Cable London acquisition ((pound)416 million);



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     o    the issuance to Deutsche Telekom (`DT') in November 2000, January 2001
          and May 2001, respectively, of an aggregate of (pound)254 million Accreting Convertible Notes due 2003 as consideration for its 100% interest in Eurobell;

     o the issuance in October 1995 of $300 million principal amount of Senior Debentures due 2006 and $1,537 million principal amount at maturity of Senior Discount Debentures due 2007;

     o the issuance in November 1998 of $350 million principal amount of Senior Notes due 2008;

     o the issuance in February 1999 of(pound)300 million principal amount of Senior Convertible Notes due 2007;

     o the issuance in April 1999 of (pound)325 million principal amount at maturity and $500 million principal amount at maturity of Senior Discount Notes due 2009;

     o the issuance in January 2000 of $450 million principal amount at maturity of Senior Discount Notes due 2010 and(pound)180 million principal amount and $350 million principal amount of Senior Notes due 2010;

     o the issuance in July 2000 of $500 million Senior Convertible Notes due 2005;

     o the sale during 2002 of our investments in subsidiary companies, The Way Ahead Group and Maidstone Studios, which realized (pound)14 million in aggregate, and in affiliated companies TV Travel Group and SMG, which realized (pound)59 million in aggregate;

     o the termination in 2002 of foreign exchange derivative contracts realizing(pound)76 million in aggregate;

     o borrowings under the Existing Facility and Institutional Tranche (as described below), (an aggregate of (pound)2,000 million outstanding at June 30, 2003); and

     o    cash from operations.

           Where appropriate, we have also used leasing and vendor financing. At June 30, 2003, obligations under these financing arrangements amounted to (pound)186 million in respect of finance leasing to fund the purchase of certain equipment. Until we have reached final agreement with our bank lenders concerning the Amended Facility and completed our restructuring, we will be limited in our ability to incur further leasing and vendor financing.

           We face the following significant risks and uncertainties relating to liquidity and capital resources:

     o    the ability to successfully complete our balance sheet restructuring;

     o successful execution of our long range business plan, which in turn will affect our ability to raise further finance under the Existing or Amended Facility, as applicable; and

     o the ability to meet financial covenants necessary to secure further finance under the Existing or Amended Facility, as applicable, or to otherwise raise the finance necessary to fund our operations.

           For the six-month period ended June 30, 2003, we had a net cash inflow from operating activities of (pound)136 million compared with a net outflow of (pound)13 million for the six-month period ended June 30, 2002, principally due to our better operating results and management of working capital together with the deferred payment of bond interest in advance of our proposed Financial Restructuring.

           We incurred a net cash outflow from investing activities of (pound)92 million for the six-month period ended June 30, 2003 compared with (pound)229 million for the six-month period ended June 30, 2002, a decrease of (pound)137 million or 59.8%. Capital expenditure accounted for (pound)110 million of the net total in 2003 compared with (pound)263 million in 2002 (see `Property and equipment' below) which was offset by the proceeds of repayments of loans to affiliated companies and disposal of an affiliated company.

           Net cash used in financing activities totaled (pound)29 million for the six-month period ended June 30, 2003, consisting solely of the capital element of vendor finance and finance lease repayments, compared with net cash


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provided by financing activities of (pound)569 million for the six-month period ended June 30, 2002. For the six-month period ended June 30, 2002, net cash provided by financing activities consisted primarily of (pound)480 million in drawdowns from our Existing Facility and (pound)105 million realized on termination of certain US dollar/pound sterling exchange rate hedging arrangements.

           We anticipate that our principal uses of cash in the future will be to fund our operations (including operating losses), capital expenditure and to service debt. Although we expect to continue to incur operating losses over the short to medium term, we anticipate that they will reduce as we continue to realize the benefits of our roll-out of digital television and broadband internet services which we anticipate will continue to increase `triple play' penetration, increase revenue per customer in our residential and business markets, achieve the cost-efficiencies of delivering these services over our owned broadband network and benefit from the significant headcount reduction during 2002. Notwithstanding that we expect our capital expenditure requirements to continue to decrease in 2003 over 2002, we expect to continue to have significant capital needs in the future. With the majority of our network construction complete and substantially all network upgrades necessary for delivery of telephony and digital services complete, we anticipate that our capital expenditure will be largely driven by the costs associated with the connection of new subscribers (which will vary depending upon the take-up of our services) and of the replacement of network assets at the end of their useful lives.

           We anticipate that our principal sources of funds in the future will be proceeds from bank facilities, additional vendor financing, if available, possible strategic sale of assets, cash in hand and cash flow from operating activities. Our future actual funding requirements could exceed currently anticipated requirements. Differences may result from higher-than-anticipated costs or capital expenditure and/or lower than anticipated revenues. Our actual costs, capital expenditure and revenues will depend on many factors, including, inter alia, consumer demand for voice, video, data and internet services, the impact on our business of new and emerging technologies, the extent to which consumer preference develops for cable television over other methods of providing in-home entertainment, the development of the interactive e-commerce market, consumer acceptance of cable telephony as a viable alternative to BT's telephony services, and the continued downward pressure on telephony margins.

           As of June 30, 2003, we had cash balances of (pound)405 million (excluding (pound)12 million that is restricted as to use to providing security for leasing obligations). However, we are currently unable to access further funding until such time as the Amended Facility is agreed with the Senior Lenders and there are significant restrictions imposed by our Senior Lenders on the use of a substantial portion of our cash balances. Our cash balances have increased by (pound)15 million during the six-month period ended June 30, 2003 as a result of net cash provided by operating activities, significantly reduced expenditure on property and equipment and the non-payment of bond interest in advance of our proposed Financial Restructuring.

           Following the Flextech merger in April 2000, we had two separate facilities:

     o    we were a party to a(pound)1.5 billion senior secured facility; and

     o Flextech and its subsidiaries were party to a(pound)200 million senior secured credit facility

           On March 16, 2001, we entered into the Existing Facility with a syndicate of banks for (pound)2.25 billion. The terms of the loan agreement governing the Existing Facility allowed us to raise (pound)250 million from institutional investors (the `Institutional Tranche') and raise a further (pound)500 million of leasing and vendor financing. The first drawdown under this new facility was used to repay our old senior secured credit facility and the Flextech facility, noted above. On October 17, 2001, GE Capital Structured Finance Group Limited, an affiliate of GE Capital, lent us (pound)125 million as part of the (pound)250 million Institutional Tranche. Additionally, on March 12, 2002, we announced that we had secured a further (pound)20 million of institutional funding from Newcourt Capital (UK) Ltd., a subsidiary of CIT Group Inc. As at June 30, 2003, (pound)186 million of leasing and (pound)0 million of vendor financing had been incurred.

           As part of the negotiations with our Senior Lenders in respect of a restructuring, on August 21, 2002, September 27, 2002, February 26, 2003 and May 29, 2003, the Company and its Senior Lenders amended certain provisions of the Existing Facility restricting the level of our permitted borrowings, investments, encumbrances and disposals. On January 15, 2003 we announced that we had reached a non-binding agreement with respect to the terms of the Amended Facility with both the steering committee of our Senior Lenders and the Bondholder Committee. In addition, we announced that as at that date, the terms of the Amended Facility had received credit committee approval, subject to documentation and certain other issues, from all of our Senior Lenders, save for


                                       23
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those banks which are also creditors by virtue of the settlement of the Hedge
Contracts. The Amended Facility will replace our Existing Facility and is, as noted above, conditional on various matters, including the satisfactory finalization of arrangements for dealing with the Hedge Contracts and the completion of our Financial Restructuring. The Amended Facility will provide us with substantial liquidity which is expected to be sufficient to meet our funding needs after completion of the Financial Restructuring.

           Until a final agreement is reached with our Senior Lenders, we continue to operate under the Existing Facility, as amended on August 21, 2002, September 27, 2002, February 26, 2003 and May 29, 2003. Borrowings under the Existing Facility are secured on our assets, including partnership interests and shares of subsidiaries, and, except for the Institutional Tranche, bear interest at between 0.5% and 2.25% above LIBOR (depending on the ratio of borrowings to quarterly annualized consolidated net operating cash flow). Borrowings under the Institutional Tranche bear interest at up to 4% above LIBOR. The terms of the facility restrict transfers or disposals of assets from certain subsidiary companies. These restrictions relate to the type and value of the consideration that can be accepted. Currently our ability to borrow under the Existing Facility is restricted by amendments agreed with our Senior Lenders on August 21 and September 27, 2002 referred to above. When a final agreement is reached with our Senior Lenders, our ability to borrow under the Amended Facility will be subject to, among other things, our compliance with the financial and other covenants set forth in the loan agreement governing that facility and failure to comply with those covenants could result in all amounts outstanding thereunder becoming immediately due and payable. We anticipate that a final agreement with our Senior Lenders will include amendments to existing covenants and/or the addition of new covenants relating to our financial and operational performance.

           As anticipated, the decision to defer payment of interest under certain of our Notes and amounts due as a result of the settlement of the Hedge Contracts has resulted in defaults under the Existing Facility. A default under the Existing Facility generally allows a group of our Senior Lenders, representing not less than two thirds in value of amounts borrowed under that facility, to declare all amounts owed to be immediately payable and/or to restrict our ability to access our otherwise available cash. Given progress reached to date in respect of amending our Existing Facility as part of a restructuring agreement, we do not expect our Senior Lenders to demand repayment on account of any default under the Existing Facility, including a default that arose as a result of a breach of certain financial covenants under the Existing Facility (as discussed below). There can be no assurance, however, that our Senior Lenders will not demand repayment of all amounts outstanding under the Existing Facility based on a now existing or future default.

           We regularly monitor our ongoing ability to draw down under our bank facilities, which is dependent on satisfying the financial covenants contained in the loan agreement governing those facilities (see below for a discussion of our failure to meet two such covenants in the Existing Facility for each of the three-month periods ended December 31, 2002 and March 31, 2003). We expect that when agreed the Amended Facility will include covenants, compliance with which will require us to improve business performance and profitability. Our new long range business plan anticipates that we will be able to grow at a rate which will allow us to meet these covenants. However, this long range plan includes forecast information, the principal assumptions of which are clearly subject to a degree of risk, in particular our ability to increase revenues in accordance with our plans. If we were unable to remain compliant with our covenants (or to meet our debt service obligations), we could attempt to further restructure or refinance some or all of our existing indebtedness or to seek additional funding. We cannot assure you, however, that we would be able to do so on satisfactory terms, if at all.

           On March 14, 2003, we notified our Senior Lenders that, as a result of provisions made for the VAT judgment (see our Form 20-F filed June 30, 2003, Item 5. Operating and Financial Review and Prospects--Operating Results--Results of Operations--Years ended December 31, 2001 and 2002--Revenue) and fees incurred in respect of the Financial Restructuring, and the resulting impact of these provisions on our net operating cash flow, we were in breach of two financial covenants under the Existing Facility in respect of the three-months ended December 31, 2002. On May 16, 2003 and August 7, 2003, we further notified the Senior Lenders that we were in breach of financial covenants for the three-month periods ended March 31, 2003 (two covenants breached) and June 30, 2003 (one covenant breached) due to continuing fees incurred in respect of the Financial Restructuring and the tightening of covenants. The breach of these financial covenants constituted a default under the Existing Facility. For the reasons noted above, we do not expect our Senior Lenders to demand repayment of the Existing Facility as a result of these defaults.



                                       24
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           We believe we have adequate resources to continue in operational existence for a period of at least 12 months from July 31, 2003, the date of issuance of our Interim Report for 2003. This belief assumes the successful conclusion of the Financial Restructuring (and any required amendments to the Existing Facility).

           CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

           Our contractual obligations and commercial commitments as at June 30, 2003 are summarized in the table below.

--------------------------------------------------------------------------------
CONTRACTUAL OBLIGATIONS
--------------------------------------------------------------------------------

                                                                                 PAYMENTS DUE BY PERIOD
                                                                                 ----------------------
                                                                      LESS THAN
                                                     TOTAL             1 YEAR        1-3 YEARS        4-5 YEARS    AFTER 5 YEARS
                                                     -----             ------        ---------        ---------    -------------

                                                  (POUND)M          (POUND)M         (POUND)M         (POUND)M         (POUND)M
------------------------------------------- ------------------ ------------------ ------------- ----------------- -----------------
Long-term debt.............................           5,422            4,604               3                 3              812
Capital lease obligations..................             186              102              53                29                2
Operating leases...........................             152               15              27                24               86
Unconditional purchase obligations.........             757              757               -                 -                -
Other long-term obligations................               -                -               -                 -                -
------------------------------------------- ------------------ ------------------ ------------- ----------------- -----------------
Total contractual obligations..............           6,517            5,478              83                56              900
=========================================== ================== ================== ============= ================= =================

           The following table includes information about our commercial commitments as of June 30, 2003. Commercial commitments are items that we could be obligated to pay in the future. They are not required to be included in the balance sheet.

---------------------------------------------------------------------------------------------------------------------------
OTHER COMMERCIAL COMMITMENTS
---------------------------------------------------------------------------------------------------------------------------
                                                          AMOUNT OF COMMITMENT EXPIRATION PER PERIOD
                                                          ------------------------------------------

                                          TOTAL AMOUNTS     LESS THAN 1        1-3 YEARS        4-5 YEARS    AFTER 5 YEARS
                                           COMMITTED           YEAR            ---------        ---------    -------------
                                          ------------      -----------

                                               (POUND)M        (POUND)M         (POUND)M         (POUND)M         (POUND)M
----------------------------------- ---------------------- ----------------- ---------------- ----------------  ----------------
Guarantees.........................             18               6               -                   12               -
=================================== ====================== ================= ================ ================= ================


           We have no other contractual or commercial commitments.

           PROPERTY AND EQUIPMENT

           Additions to property and equipment in the six-month period ended June 30, 2003 totaled (pound)104 million, a decrease of (pound)137 million or 56.8% from (pound)241 million for the six-month period ended June 30, 2002. This decrease is due to reduced network spend and lower levels of customer acquisition. Our capital expenditure has primarily funded the construction of local distribution networks and our National Network, capital costs of installing customers, and enhancements to our network for new product offerings. The additions in the six-month period ended June 30, 2003 were principally a result of network upgrades and new subscriber installations in connection with our roll-out of digital television and broadband internet services.

           We have substantially completed all network upgrades necessary for delivery of our digital television and broadband internet services. Consequently, we anticipate that capital expenditures associated with our services will be largely driven by the connection of new subscribers (which will depend on the take-up of our services) and of he replacement of network assets at the end of their useful lives. In the second half of 2003, management will continue to focus on reducing capital expenditure, however, additions to property and equipment in the second half are expected to be higher than the first six months as we plan to return to customer growth, upgrade our IP capacity and enhance our IT infrastructure.

           Included in the table of contractual obligations shown above is a total of (pound)13 million relating to capital expenditure authorized by us for which no provision has been made in the consolidated financial statements. This amount includes subscriber installations (e.g., set-top boxes) for customer growth, network enhancements and computer projects necessary for the maintenance of the infrastructure of our business. In addition, and also included in the


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table, we have contracted to buy (pound)32 million of programming rights for which the license period has not yet started. These commitments will be funded when required from operating cash flow and available bank facilities. Both of these amounts are shown as being payable in less than 1 year.

FINANCIAL RESTRUCTURING

       On September 30, 2002 we announced that we had reached a non-binding preliminary agreement relating to a restructuring of our balance sheet with an ad hoc committee of our bondholders (the `Bondholder Committee'). That agreement provided for the cancellation of all outstanding notes and debentures (the `Notes') (approximately (pound)3.5 billion) and certain other unsecured foreign exchange hedge contracts (the `Hedge Contracts') (approximately (pound)33 million) in exchange for new ordinary shares (the `New Shares') representing 97% of our issued share capital immediately after the Financial Restructuring. Under that agreement our current ordinary shareholders would have received the remaining 3% of our issued ordinary share capital.

       We also announced on September 30, 2002 that we were deferring payment of interest under certain of our Notes and the amounts due as a result of the settlement of the Hedge Contracts. Such non-payment continues and has resulted in defaults under our Existing Facility and a number of other financing arrangements. Based on one such default, in respect of non-payment of approximately (pound)10.5 million to a Hedge Contract counter-party, that counter-party has filed a petition with a UK Court to wind us up. We intend to deal with this claim as part of the overall restructuring of our unsecured debt obligations and do not believe that the legal action will significantly delay or impede the Financial Restructuring process. We expect to meet our obligations to our suppliers and trade creditors and this legal action is expected to have no impact on customer service.

         On January 15, 2003, we announced that we had reached a non-binding agreement with respect to the terms of amended and restated credit facilities with both the steering committee of the Senior Lenders and the Bondholder Committee. In addition, the terms of these facilities had received credit committee approval, subject to documentation and certain other issues, from all of our Senior Lenders, save for those banks which are also creditors by virtue of the unsecured Hedge Contracts with which we will deal in the overall Financial Restructuring. These amended facilities will replace the Existing Facility and are, as noted above, conditional on various matters, including the satisfactory finalization of arrangements for dealing with foreign exchange creditors and the completion of our balance sheet restructuring. These amended credit facilities will provide us with substantial liquidity, which is expected to be sufficient to see us through to cash flow positive after completion of the Financial Restructuring.

       On March 14, 2003, we notified the Senior Lenders that, as a result of two non-recurring items, the VAT decision (see the 20-F, Item 5. Operating and Financial Review and Prospects -- Operating Results -- Results of Operations --Years ended December 31, 2001 and 2002 -- Revenue) and legal and professional costs associated with the Financial Restructuring, and their impact on our net operating cash flow, we would breach certain financial covenants under our bank facility in respect of the quarter ended December 31, 2002. On May 16, 2003 and August 7, 2003, we further notified the Senior Lenders that we were in breach of the financial covenants for the three-month periods ended March 31, 2003 (two covenants breached) and June 30, 2003 (one covenant breached) due to continuing fees paid in connection with the Financial Restructuring and the tightening of covenants.

       On June 9, 2003, we announced that we had been notified by the Bondholder Committee that, in order to obtain the support of certain of our bondholders, the Bondholder Committee had requested certain changes to the economic and other terms of the preliminary non-binding agreement relating to our Financial Restructuring with the Bondholder Committee, as announced on September 30, 2002,

        On June 17, 2003, representatives of the Bondholder Committee provided us with a new proposal for the terms of the Financial Restructuring.

       On July 28, 2003, we announced that we expected the final terms of the Financial Restructuring to provide that ordinary shareholders will receive 1.5% of the issued share capital immediately following the Financial Restructuring.

       We continue to engage in negotiations with our bondholders, Senior Lenders and certain other major stakeholders and the directors believe that a final agreement will be achieved in due course.



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QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

           MARKET RISK

           The principal market risks to which we were exposed during the six-month period ended June 30, 2003 were:

       o   interest rate changes on variable-rate, long-term bank debt; and

       o foreign exchange rate changes, generating translation and transaction gains and losses on our US dollar-denominated debt instruments.

           From time to time we may use derivative financial instruments solely to reduce our exposure to these market risks and we do not enter into these instruments for trading or speculative purposes.

           Notwithstanding that we intend to cancel all of our outstanding bonds upon completion of the Financial Restructuring, until and unless that restructuring occurs, we will be exposed to foreign exchange fluctuations in respect of the principal and interest on bonds no longer hedged. We have also increased our exposure to variable interest rates, as we have not renewed a significant number of the hedges that have expired in connection with the Existing Facility.

           INTEREST RATE RISK

           Our outstanding long-term bank debt is denominated in pounds sterling and bears interest at variable rates. We seek to reduce our exposure to adverse interest rate fluctuations on borrowings under current senior bank facilities principally through interest rate swaps. Our interest rate swaps provide for payments by us at a fixed rate of interest (ranging from 5.475% to 7.355%) and the receipt of payments based on a variable rate of interest. The swaps have maturities ranging from December 31, 2003 to March 31, 2005. The aggregate amount outstanding under the senior bank facilities at June 30, 2003 was (pound)1.6 billion (being approximately (pound)2.0 billion of drawdowns less approximately (pound)400 million cash balances) and the aggregate notional principal amount of the hedging arrangements was (pound)900 million, leaving an unhedged amount of (pound)1.1 billion at June 30, 2003.

           FOREIGN CURRENCY EXCHANGE RISK

           We hold derivative financial instruments solely to hedge specific risks and did not hold such instruments for trading purposes. The derivatives are held to hedge against the variability in cash flows arising from the effect of fluctuations in the pound sterling/US dollar exchange rate on our future interest payments and principal payments under our US dollar-denominated debt. We use forward foreign currency contracts or cross currency swaps to fix the pound sterling amount of future US dollar cash outflows for interest payments and principal repayments up to their first call dates or other such dates where we could, at our option, redeem the instruments before maturity.

           Our results may be materially influenced by future exchange rate movements now that we have largely discontinued the use of hedge accounting, since such derivative financial instruments would be considered speculative for accounting purposes and would be marked to their market value with changes being included immediately in earnings, whereas the underlying liabilities would be re-translated at the spot rate of exchange. Cancellation or redemption of the derivative financial instruments has increased our exposure to foreign currency exchange rate risk on our US dollar-denominated debt.

           In the three-month period ended September 30, 2002, we terminated all of our then remaining hedging arrangements with a nominal value of $2.3 billion (approximately (pound)1.5 billion). Contracts with a nominal value of $1 billion were settled in cash resulting in an outflow of (pound)28 million. The remaining contracts have a nominal value of $1.3 billion and have yet to be settled for a total cost of (pound)33 million of which (pound)19 million was due on October 1, 2002 but our Board of Directors decided to defer such payment and is considering the payment in the context of our Financial Restructuring.


                                       27
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           QUANTITATIVE DISCLOSURE OF MARKET RISK

           The analysis below presents the sensitivity of the market value, or fair value, of our financial instruments to selected changes in market rates and prices. The changes chosen represent our view of changes that are reasonably possible over a one-year period. The estimated fair value of the hedging instruments identified below are based on quotations received from independent, third-party financial institutions and represent the net amount receivable or payable to terminate the position, taking into consideration market rates as of the measuring date and counterparty credit risk. The estimated fair value of the US dollar-denominated fixed-rate long-term debt is also based on market quotations obtained from independent third-party financial institutions.

           The hypothetical changes in fair value of hedging instruments are estimated, based on the same methodology used by the third-party financial institutions to calculate the fair value of the original instruments, keeping all variables constant except that the relevant interest rate or exchange rate, as the case may be, has been adjusted to reflect the hypothetical change. Fair value estimates by their nature are subjective and involve uncertainties and matters of significant judgment and therefore cannot be determined precisely. Fair value of debt is the market value of bonds and bank debt, which can change according to market conditions and company specific performance.

           The amounts generated from the sensitivity analysis are forward-looking estimates of market risk assuming certain adverse market conditions occur. Actual results in the future may differ materially from those projected results due to developments in the global financial markets which may cause fluctuations in interest rates and exchange rates to affect fair values in a manner that varies from the hypothetical amounts disclosed in the table below, which therefore should not be considered a projection of likely future events and losses. The sensitivity analysis is for information purposes only. In practice, market rates rarely change in isolation.

           INTEREST RATE RISK

           The sensitivity analysis below presents the hypothetical change in fair value based on an immediate one-percentage point (100 basis points) increase in interest rates across all maturities:


---------------------------------------------------------------------------------------------------------------------------------
                                                                        JUNE 30, 2003                    JUNE 30, 2002
                                                                        -------------                    -------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                     FAIR VALUE     HYPOTHETICAL       FAIR VALUE   HYPOTHETICAL
                                                                     ----------      CHANGE IN         ----------    CHANGE IN
                                                                                     FAIR VALUE                      FAIR VALUE
                                                                                     ----------                      ----------
                                                                       (POUND)M      (POUND)M          (POUND)M       (POUND)M
---------------------------------------------------------------------------------------------------------------------------------
Interest rate swaps................................................        (29)             6             (23)             14
Fixed rate debt....................................................     (1,258)           (38)          (1,676)           (54)
---------------------------------------------------------------------------------------------------------------------------------


           Based on our variable rate debt outstanding at June 30, 2003 after taking into account our derivative instruments, we estimate that a one-percentage point change in interest rates would have an approximately (pound)11 million impact on our annual net interest expense.

           FOREIGN CURRENCY EXCHANGE RATE RISK

           The sensitivity analysis below presents the hypothetical change in fair value based on an immediate 10% decrease in the US dollar to pound sterling exchange rate.



                                       28
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
------------------------------------------------------------------------------------------------------------------------------------
                                                                             JUNE 30, 2003                  JUNE 30, 2002
                                                                             -------------                  -------------
------------------------------------------------------------------------------------------------------------------------------------
                                                                          FAIR VALUE     HYPOTHETICAL     FAIR VALUE   HYPOTHETICAL
                                                                                            CHANGE IN                     CHANGE IN
                                                                                          FAIR VALUE                    FAIR VALUE
                                                                                          -----------                   ----------
                                                                           (POUND)M         (POUND)M       (POUND)M       (POUND)M
------------------------------------------------------------------------------------------------------------------------------------
US dollar-denominated long-term debt.............................           (896)            (100)        (1,121)          (125)
Foreign currency swap............................................        No longer        No longer            1             22
                                                                          applicable       applicable

Foreign exchange forward contracts...............................           (33)          No longer          (49)           119
                                                                                           applicable
------------------------------------------------------------------------------------------------------------------------------------


           The hypothetical change in fair value for the US dollar-denominated long-term debt is calculated by re-translating to pounds sterling the dollar-denominated long-term debt at a rate 10% below the US dollar/pound sterling exchange rate prevailing at the relevant period end.

           The fair value of the foreign exchange forward contracts of (pound)33 million represents the settlement cost of the contracts unwound but not yet paid. This is a fixed cost and will not vary with movements in exchange rates.


RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET ADOPTED

           SFAS 149 AMENDMENT OF STATEMENT 133 ON DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

           In April 2003, the FASB issued SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends SFAS 133, Accounting for Derivative Instruments and Hedging Activities, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative.

           SFAS 149 has multiple effective date provisions depending on the nature of the amendment to SFAS 133, and we are currently considering its potential effect on our financial statements.

           SFAS 150 ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY

           In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.

           SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003. For unmodified financial instruments existing at May 31, 2003, SFAS 150 is effective at the beginning of the first interim period beginning after June 15, 2003. We do not expect the new standard to have a significant effect on our financial statements.

SIGNIFICANT SHAREHOLDINGS

           Historically our principal shareholders have been Liberty Media and MediaOne Group Inc. (`MediaOne'). On July 7, 2000 MediaOne consummated an agreement with certain subsidiaries of Microsoft Corporation (`Microsoft') whereby Microsoft acquired the majority of MediaOne's interests in us. In September 2002, MediaOne disposed of its entire shareholding. From May 3, 2001 through May 28, 2003 the shareholdings of Liberty Media and Microsoft have been approximately 25.2% and 23.6%, respectively. On May 28, 2003, we were informed that Microsoft had sold its entire holding to a subsidiary of IDT Corporation, resulting in IDT Corporation beneficially owning approximately 23.6% of our shares. Microsoft's right to appoint members to our board of directors was not transferable and terminated as a result of Microsoft's sale.



                                       29
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                                    * * * * *

   SAFE HARBOR STATEMENT UNDER THE US PRIVATE SECURITIES LITIGATION REFORM ACT
                                    OF 1995

              The discussion above includes certain statements that are, or may be deemed to be, forward-looking statements within the meaning of the US securities laws. These forward-looking statements relate to, among other things, our anticipated cost savings, revenue growth, operating efficiencies, future liquidity, introduction of services and our plans and objectives. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future.

           There are a number of important factors that could cause our actual results and future development to differ materially from those expressed or implied by those forward-looking statements, including, but not limited to:

     o our ability to reach final agreement with our Senior Lenders on the terms of the Amended Facility (as described under Liquidity and Capital Resources above);

     o our ability to successfully conclude the Financial Restructuring (as described above) of our balance sheet;

     o the extent to which consumer demand for voice, video, data and internet services increases;

     o the extent to which we are able to compete with other providers of broadband internet services, including British Telecommunications plc (`BT');

     o the extent to which Small-to-Medium-sized Enterprises (`SMEs') accept cable telephony services as an alternative to those of competing service providers such as BT;

     o the extent to which we are able to adapt to, and compete with, new and emerging technologies including Asynchronous Digital Subscriber Line technology (`ADSL') and 3rd generation mobile telephony technology;

     o the extent to which consumer preference develops for cable television over other methods of providing in-home entertainment;

     o the extent to which consumer preference develops for purchasing goods and services on the internet and/or using interactive television over other methods of purchasing such goods and services;

     o the extent to which consumers accept cable telephony as a viable alternative to telephony services provided by BT;

     o the extent to which we are successfully able to compete with mobile network operators;

     o the extent to which regulatory and competitive pressures in the UK telephony market continue to reduce prices;

     o our ability to develop and introduce attractive interactive and high speed data services in a rapidly changing and highly competitive business environment;

     o our ability to penetrate markets and respond to changes or increases in competition;

     o    our ability to compete with other internet service providers (`ISPs');

     o our ability to compete against digital television service providers, including British Sky Broadcasting Group plc (`BSkyB') and Freeview, by increasing our digital services customer base, and the impact of our aggressive digital services marketing campaign on our results of operations and liquidity;

     o our ability to have an impact on, or respond to, new or changed government regulation;

     o    our ability to manage growth and expansion;


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TELEWEST COMMUNICATIONS PLC
US GAAP ANALYSIS OF FINANCIAL CONDITION AND RESULTS
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     o    our ability to improve operating efficiencies, including through cost reductions;

     o our ability to maintain and upgrade our network in a cost-efficient and timely manner without losing key personnel to the detriment of operational performance;

     o adverse changes in the price or availability of telephony interconnection or cable television programming;

     o    disruptions in supply of programming, services and equipment; and

     o the extent to which consumer preference develops for, or shifts away from, content developed and distributed by Flextech (our Content Division).






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